UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                                ALLIANCE BANCORP
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    01852J105
                                 (CUSIP Number)

                               Phillip M. Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 19, 1998
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   CUSIP Number 01852J105

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             LaSalle Financial Partners, Limited Partnership

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             Delaware

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially        775,097 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With         0 shares

                  10   Shared Dispositive Power
                       775,097 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             775,097 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [  ]

   13   Percent of Class Represented By Amount in Row (11)
             6.8%

   14   Type of Reporting Person
        PN

   CUSIP Number 01852J105

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Richard J. Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[  ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially        775,097 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With         0 shares

                  10   Shared Dispositive Power
                       775,097 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             775,097 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             6.8%

   14   Type of Reporting Person
        IN

   CUSIP Number 01852J105

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Peter T. Kross

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially        775,097 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With         0 shares

                  10   Shared Dispositive Power
                       775,097 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             775,097 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             6.8%

   14   Type of Reporting Person
        IN

   CUSIP Number 01852J105

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Florence Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [  ]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially        0 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With         0 shares

                  10   Shared Dispositive Power
                       0 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             0 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [X]

   13   Percent of Class Represented By Amount in Row (11)
             0%

   14   Type of Reporting Person
        IN

             This is Amendment No. 3 to the Schedule 13D filed jointly by LaSalle Financial Partners, Limited Partnership (the "Partnership"), Richard J. Nelson, Peter T. Kross and Florence Nelson (the "Group") on April 23, 1997 and as previously amended (the "Original 13D") and relates to the common stock, $.01 par value (the "Common Stock"), of Alliance Bancorp (the "Issuer"). The following items in the Original 13D are amended as follows:

   Item 3.   Source and Amount of Funds or Other Consideration

             The amount of funds expended to date by the Partnership to acquire its shares as reported herein is $19,479,816. Such funds were provided in part from the Partnership's available capital and in part by loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"). The Partnership has a margin account with Bear Stearns and has used the proceeds from loans made to it by Bear Stearns to purchase a portion of the shares of the Common Stock that it presently owns. All of the marginable securities owned by the Partnership and held in its brokerage account at Bear Stearns are pledged as collateral for the repayment of margin loans made to the Partnership by Bear Stearns.

   Item 4.   Purpose of the Transaction

        The Partnership has continued to express its concerns regarding the strategic direction of the Issuer. By letter to the Issuer's Board of Directors dated August 19, 1998 (the "August Letter"), the Partnership reiterated many of those concerns and repeated its previous request for Board representation. The Partnership also stated its intention to nominate and solicit votes for an independent slate of directors for election at the Issuer's 1999 Annual Meeting of Shareholders, if the Board did not act favorably to the Partnership's request by August 28, 1998. A copy of that letter is attached hereto as Exhibit 4 and incorporated herein by reference.

        The above-stated actions are unrelated to the Office of Thrift Supervision ("OTS") regulations. In the event that the Partnership proceeds with proxy solicitations for an independent slate of directors, the Partnership is aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control" of a federally chartered savings institution, such as the Issuer's subsidiary bank.
   Those regulations require OTS approval for acquisition of control under certain conditions. One of the provisions in such regulations creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings association's board of directors and other conditions are met. If it proceeds with the course of action outlined in the August Letter, the Partnership intends to address these OTS requirements at the appropriate time.

   Item 5.   Interest in Securities of the Issuer

              (a) By virtue of their separate ownership and control over the General Partners, Mr. Nelson and Mr. Kross are each deemed to own beneficially all of the 775,097 shares of the Common Stock that the Partnership owns, constituting approximately 6.8% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares (11,434,437) reported on the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 1998. Florence Nelson expressly disclaims beneficial ownership of such shares. None of Mr. Nelson, Mrs. Nelson, Mr. Kross or the General Partners beneficially owns any shares of the Common Stock personally or otherwise, except for the shares owned by the Partnership itself.

              (b) With respect to the shares described in (a) above, all decisions regarding voting and disposition of the Partnership's 775,097 shares are made jointly by the chief executive officers of the General Partners (i.e., Messrs. Nelson and Kross). As such, they share voting and investment power with respect to those shares.

              (c) The following transactions are the only purchases of the Common Stock made by the Partnership during the past sixty days which have not been previously reported on the Original 13D. All of the following transactions were made in open market purchases on the Nasdaq National Market System:

             DATE      NUMBER OF SHARES    COST PER SHARE
             7/7/98         9,000               $24.125
             7/22/98        10,000              $24.50

             (d) In addition, the Partnership received 236,205 shares of Common Stock on July 2, 1998 in connection with the June 30, 1998 merger of the Issuer and Southwest Bancshares. The Partnership's original aggregate cost of the Southwest Bancshares surrendered in such merger was $6,166,818 and this amount has been included in the amount of funds expended as reported in Item 3.

   Item 7.   Material to be Filed as Exhibits

        Exhibit 4 Letter from LaSalle Financial Partners, L.P. to The Board of Directors of Alliance Bancorp, dated August 19, 1998

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  August 19, 1998


                           LaSALLE FINANCIAL PARTNERS, LIMITED PARTNERSHIP

                           By:  LaSALLE CAPITAL MANAGEMENT, INC.
                                a General Partner

                                By: /s/ Richard J. Nelson
                                    Richard J. Nelson, President

                           /s/ Richard J. Nelson
                           Richard J. Nelson

                           /s/ Peter T. Kross
                           Peter T. Kross

                           /s/ Florence Nelson
                           Florence Nelson

                                                                 Exhibit 4

                       LA SALLE FINANCIAL PARTNERS, L. P.
                                    Suite 405
                             259 E. Michigan Avenue
                           Kalamazoo, Michigan  49007
                                  _____________

                            Telephone (616) 344-4993
                            Facsimile  (616) 344-4994


                                 August 19, 1998


   The Board of Directors
   Alliance Bancorp
   One Grant Square
   Hinsdale, IL  60521                                       VIA FEDEX

   Members of the Board of Directors:

   I would like to thank the Review Committee of the Board of Directors of Alliance Bancorp for meeting with me on August 13, 1998, concerning La Salle Financial Partners' request for Board representation. On August 17, 1998 Peter Kross and I had a follow-up telephone conversation with Board Chairman Novy. Based on the Review Committee meeting and the subsequent discussion with Mr. Novy, and on behalf of the Partnership, I would like to express our serious concerns regarding the Board's strategic plans and the Company's recent performance.

   The Partnership has conducted an extensive review of the Company's performance and projections based on publicly available data and conversations with Board members, and we believe that the Board's strategic plan is not likely to maximize value or be in the best interests of shareholders. At the August 13th meeting with the Review Committee I asked Mr. Novy how Alliance's performance compares with that of St. Paul Bancorp, Inc., another large Chicago area thrift. St. Paul Bancorp is also under shareholder pressure to improve performance or merge with a larger institution, and this week announced a significant cost reduction plan. At the meeting, Mr. Novy indicated that Alliance compares favorably to St. Paul. The numbers indicate otherwise. In a subsequent conversation with Mr. Novy, he informed us that he really didn't know enough about St. Paul Bancorp to make such a statement, so I have summarized some comparative figures based on 2nd quarter 1998 earnings reports.

                                      SPBC           ABCL

        Net Interest Margin           3.00%          2.75%
        Ave Interest Rate Spread      2.73%          2.27%
        Annualized ROA                1.07%           .85%
        Annualized ROE                11.49%         9.41%
        Aug. 18, 1998 Price/Book      183%           141%

   The Board of Directors
   August 19, 1998
   Page 2

   While both companies operate in similar, and in some cases the same market areas, investors have placed a considerably higher value on the franchise of St. Paul Bancorp. Alliance Bancorp stock price has declined 24% in just the past 3-1/2 months. The Company also has recently increased its borrowings to over 25% of assets (as compared to 17% of assets for St.
   Paul), and we note that efforts are underway to significantly increase consumer lending by originating indirect auto loans, which may be a high risk endeavor. We believe the Company should provide more detailed information to its shareholders as to how these strategies will maximize shareholder value and improve franchise value.

   Members of the Board of Directors have indicated to the Partnership that it is likely that Alliance Bancorp will eventually be merged into a larger financial institution. Mr. Novy has stated that he is not certain as to the timetable for such a merger, or what the optimum asset size of Alliance should be to fully realize maximum value for shareholders. Management has further stated that in order to preserve the option of being acquired by a larger financial institution and to utilize "pooling of interests" accounting, the Company is not repurchasing stock or contemplating breaking out the "goodwill litigation" claim as a separate trading instrument. The Alliance Board's short term plan, however, is to grow by acquiring additional smaller financial institutions in the Chicago area. The Partnership continues to object to paying for such acquisitions with stock, which dilutes the potential benefit of the $48 million "goodwill litigation" claim against the federal government. The Board seems unconcerned about this dilution to current shareholders and unclear as to its strategic direction.

   La Salle Financial Partners is, to the best of our knowledge, Alliance Bancorp's largest shareholder. In a meeting on May 21, 1998 with representatives of the Alliance Board of Directors, Mr. Kross proposed that the Board's size be increased by one seat, and further requested that the Board appoint me to that position. The Board has had three months to deliberate our request. I submitted my personal resume and met with the Review Committee, yet the Committee could give the Partnership no timetable as to an answer to our request for Board representation. Mr. Novy has now indicated that the Alliance Board will convene "informally" in late August and at that time will simply "discuss" the matter, and that Mr. Novy would communicate "something" to us by mid September.

   The Board of Directors
   August 19, 1998
   Page 3

   Mr. Kross and I do not believe that the Company is serious about responding to our request and concerns on a timely basis. The Alliance Bancorp Board, according to Mr. Novy, is scheduled to meet four times per year. Mr. Novy indicates that he does not wish to call a special meeting to vote on the Partnership's request for Board representation. Since the directors will meet "informally" in late August, and since the Board met eight times last year, the Partnership believes that it is not unreasonable for the Board to convene in August and formally reach a decision on our request.

   The Partnership believes it is appropriate for it to be represented on the Board of Directors and wishes to go forward with the Company in fulfilling the directors' duty to maximize value to all shareholders. However, in the event the Board does not act favorably to the Partnership's request by August 28, 1998, we intend to nominate and solicit votes for an independent slate of directors for election at the 1999 Annual Meeting of Shareholders. The Partnership, therefore, is informing the Company that our request to appoint Richard J. Nelson to the Alliance Bancorp Board of Directors, is effective only until August 28, 1998.

   While the Partnership understands that a proxy contest for board seats may seem confrontational to the current Board, please be assured that we believe strongly in corporate democracy, and proposing an alternative slate of director nominees would be a business decision to exercise our rights as shareholders. According to the 1998 Proxy Statement, at the 1999 Annual Meeting of Shareholders the terms expire for at least five of the current fifteen Alliance Bancorp directors. If it is necessary for the Partnership to solicit votes directly from shareholders at the next annual meeting, we intend to nominate a separate slate of three independent, qualified, experienced individuals to represent all shareholders.

   Mr. Kross and I would be glad to discuss these matters further, at your convenience.

   LA SALLE FINANCIAL PARTNERS, L. P.



   Richard J. Nelson
   La Salle Capital Management, Inc.,
   General Partner

   cc:  Kenne P. Bristol, CEO
        Alliance Bancorp